This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

February 9, 2006

Item 3: Press Release

A Press release dated and issued February 9, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska commences drilling on the West MacArthur Property.

Item 5: Full Description of Material Change

Vancouver, BC, February 9, 2006 – CanAlaska Ventures Ltd. (the “Company”) is pleased to announce the commencement of drilling on the first of its 16 uranium projects in the Athabasca Basin of Saskatchewan.  The Company’s drilling contractor, Cyr International Ltd., has mobilized the first of its Boyle-56 drilling rigs on site at the West MacArthur Project (See Figure) to test six targets on the northern portion of the property.

Multiple target zones exist across the West MacArthur property.  The current drilling is concentrated on land-based sites MC-1 & MC-2 (See Figure). The Company has established a drilling and geophysics camp on the shore of Halliday Lake, and is accessing the drill sites by winter road.

Drill targets in the current program were identified from multiple airborne surveys (magnetics, electromagnetics, and gravity gradient surveys) and detailed ground resistivity surveys performed this past summer.  The Company has contracted with Cyr International Ltd. to undertake a minimum of 5,000 metres of drilling as part of a Cdn$ 2.5 million winter exploration program utilizing 3 drilling rigs.

The West MacArthur uranium targets fit geological models of Aphebian meta-sedimentary basins within Archean granitic terrane, disrupted by significant cross structures.  Target depth to the unconformity in this region is approximately 800 metres.  This is supported by historical drilling to the northeast of the target areas, and by geophysical modeling of the current anomalies.

Company management and its consultants are highly encouraged by the coincidence of distinct zones of very low resistivity in the Athabasca sandstone sequence, directly overlying the basement target areas.  These low resistivity zones are thought to represent alteration halos, similar to that developed above the uranium deposit at the nearby Cigar Lake mine.

The West MacArthur project is located immediately west of Cameco’s MacArthur River mine, the largest high-grade uranium mine in the world, and surrounds on three sides, a strategic land position held by Cogema.  CanAlaska’s property holdings in this area cover approximately 60,000 hectares, extending from between 6 km to 30 km west of Cameco’s MacArthur River mine.  A joint airborne gravity-gradiometry survey of this area was previously undertaken by CanAlaska in conjunction with Cogema covering 1,550 km2.     (See previous September 22, 2005 News Release).

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____February 9, 2006_____________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity